UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                     SPECTRUM INFORMATION TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   847623303
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                                 (CUSIP Number)

                                Robert Ingenito
                              Siti-Sites.com, Inc.
                (f/k/a Spectrum Information Technologies, Inc.)
                            594 Broadway, Suite 1001
                               New York, NY 10012
                                  212 965 0013
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 6, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847623303               SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Ingenito
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
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                  7     SOLE VOTING POWER

                        2,900,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,900,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,900,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.2%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The name of the issuer with respect to which this Amendment 1 on Schedule 13D is being filed is Siti- Sites.com, Inc., f/k/a Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of the Issuer's principal executive offices is 594 Broadway, Suite 1001, New York, NY 10012. This statement relates to the Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2. Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Robert Ingenito.

      (b) Mr. Ingenito's home address is 72 Highfield Road, Harrison, NY 10528.

      (c) Mr. Ingenito is a member of the Issuer's Board of Directors is the Chief Executive Officer of Access Direct, which is located at 91 Executive Boulevard, Farmingdale, NY 11735.

      (d) Mr. Ingenito has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Ingenito has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Ingenito is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of the consideration paid by Robert Ingenito, for all of the transactions reported in Item 4 below was his personal funds.

Item 4. Purpose of Transactions

      The acquisitions of securities described herein were made by Mr. Ingenito for investment purposes.

      Except as set forth in this Item 4, Mr. Ingenito does not have any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Mr. Ingenito reserves the right to propose or participate in future transactions that may result in one or more of such actions.

      On June 8, 2000, principal investors, directors and executives, Lawrence
M. Powers, Robert Ingenito and John Iannitto, agreed with Issuer to invest $1,000,000 for common stock and options, on the following basis:

      1. Mr. Powers would invest $500,000 for 2,000,000 shares of common stock, together with options to purchase an additional 1,000,000 shares for $.50 per share exercisable for five years.

      2. Messrs. Ingenito and Iannitto would each invest $250,000 for 1,000,000 shares of common stock, respectively, together with options, respectively, to purchase an additional 500,000 shares for $.50 per share exercisable for five years.

      3. Messrs. Powers, Ingenito and Iannitto plan immediately to divide their respective investments further among family members and business associates, consisting of Barclay V. Powers, John DiNozzi and Mr. Iannitto's son (a minor), in varying amounts by gift or by assignment.

      Additionally, on June 26, 2000, principal investors, directors and executives, Lawrence M. Powers, Robert Ingenito and John Iannitto, agreed with Issuer to the following employment arrangements for the fiscal years 2001 and 2002 commencing April 1, 2000 and ending March 2002:

      a) Robert Ingenito shall work as Vice-Chairman and President of the Company, without cash compensation, and receive 300,000 shares of its Common Stock for the fiscal year 2000, issued immediately, with a certificate for 150,000 shares delivered to him as soon as practicable, and a certificate for 150,000 shares delivered to him on January 5, 2000.

      b) Ingenito shall receive options to purchase an additional 300,000 shares, exercisable at $.50 per share, for a five year period ending June 30, 2006, with an option certificate for 150,000 shares delivered to him on June 30, 2001 and a similar certificate delivered to him on January 5, 2002.

      c) John Iannitto shall work as Executive Vice-President of the Company, without cash compensation, and receive 200,000 shares of its Common Stock for the fiscal year 2000, issued immediately, with a certificate for 100,000 shares delivered to him as soon as practicable, and a certificate for 100,000 shares delivered to him on January 5, 2001.

      d) Iannitto shall receive options to purchase an additional 200,000 shares, exercisable at $.50 per share, for a five year period ending June 30, 2006, with an option certificate for 100,000 shares delivered to him as soon as practicable, and a certificate for 100,000 shares delivered to him on January 5, 2001.

      e) Lawrence M. Powers shall work as Chairman and Chief Executive Officer of the Company, with neither cash compensation, nor compensatory shares of Common Stock or options during said two fiscal years 2001 and 2002.

Item 5. Interest in Securities of the Issuer.

      (a) Mr. Ingenito directly and beneficially owns 2,900,000a shares of Common Stock (See Item 2), representing approximately 22.2% of the Common Stock.

      (b) Lawrence Powers has sole voting power and dispositive power with respect to the shares of Common Stock owned by or through Powers & Co.

      (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this
            Item 5 except as described in Item 4.

      (d) No person other than Mr. Iannitto has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock beneficially owned by Mr.Iannitto.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None, other than described in Item 4.

Item 7. Material to be Filed as Exhibits.

      1. Stock Purchase Agreement dated June 8, 2000 (Powers, Ingenito and Iannitto) (1)
      2. Stock Option Agreement Dated June 8, 2000, Entered Into Between the Company and Robert Ingenito (1)
      3. Stock Option Agreement Dated June 8, 2000, Entered Into Between the Company and Robert Ingenito (1)

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 25, 2000                           /s/ Robert Ingenito
                                               -------------------
                                               Robert Ingenito